VIA EDGAR

Kristina Aberg, Esq.

Stacie Gorman, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

March 26, 2014

Re:	Bluerock Residential Growth REIT, Inc. (the “Registrant”)
Registration Statement on Form S-11 (File No. 333-192610)

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of its registration statement on Form S-11 (File No. 333-192610), to 4:30 p.m., Eastern Time, on March 27, 2014, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

BLUEROCK RESIDENTIAL GROWTH REIT, INC.

By: /s/ Michael L. Konig

Name: Michael L. Konig

Title: Chief Operating Officer, General Counsel and Secretary